Filed pursuant to Rule 433

Registration Number: 333-198489

Alleghany Corporation

$300,000,000 4.900% SENIOR NOTES DUE 2044

Final Term Sheet

September 2, 2014

Issuer:	Alleghany Corporation
Title of Securities:	4.900% Senior Notes due 2044 (the “Notes”)
Security Type:	Senior Unsecured Fixed Rate Notes
Ratings* (Moody’s / S&P):	Baa2 (Moody’s) / BBB (S&P)
Format:	SEC Registered
Trade Date:	September 2, 2014
Settlement Date (T+5):	September 9, 2014
Maturity Date:	September 15, 2044
Aggregate Principal Amount Offered:	$300,000,000
Benchmark Treasury:	3.375% due May 15, 2044
Benchmark Treasury Price / Yield:	104 – 01+ / 3.164%
Spread to Benchmark:	T +178 bps
Re-offer Yield:	4.944%
Coupon:	4.900% per annum
Price to the Public (Issue Price):	99.314%
Gross Spread:	0.875%
Net Price:	98.439%
Net Proceeds to Issuer (before expenses):	$295,317,000
Interest Payment Dates:	Semi-annually on March 15 and September 15 of each year, commencing March 15, 2015
Optional Redemption:	Make-whole call at any time prior to March 15, 2044 at a discount rate of Treasury rate + 30 basis points; or on or after March 15, 2044 at par.
CUSIP/ISIN:	017175AD2 / US017175AD24
Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof
Joint Book—Running Managers:	BMO Capital Markets Corp. Goldman, Sachs & Co. Morgan Stanley & Co. LLC U.S. Bancorp Investments, Inc.

*An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The ratings of the Notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, suspension, reduction or withdrawal at any time by the assigning rating agency.

We expect that delivery of the Notes will be made against payment therefor on or about the settlement date specified above, which will be the fifth business day following the date of this term sheet. Under Rule 15c6-1 of the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of this term sheet or the following business day will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on the date hereof or the following business day should consult their own advisor.

The issuer has filed a registration statement (including a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the issuer, or any underwriter participating in the offering will arrange to send you the prospectus supplement if you request it by calling BMO Capital Markets Corp., at 1-212-702-1191; Goldman, Sachs & Co., at 1-866-471-2526; Morgan Stanley & Co. LLC, at 1-866-718-1649, or U.S. Bancorp Investments, Inc., at 1-877-558-2607.